Mail Stop 4561

January 30, 2009

Renee Wood
Chief Financial Officer
Consumers Bancorp, Inc.
P.O. Box 256
614 East Lincoln Way
Minerva, Ohio 44657

> **RE:** **Consumers Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed September 15, 2008**
> **Form 10-Q for Quarterly Period Ended September 30, 2008**
> **Filed November 14, 2008**
> **File No. 33-79130**

Dear Ms. Wood,

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Allowance for Loan Losses, page 18

1.      Please address the following regarding your disclosure on page 18 that you
        consider anticipated loan portfolio growth in determining the allowance for loan
        losses.

        a.  Please revise your future filings to specifically identify how you consider
            anticipated loan portfolio growth in determining the allowance for loan losses.

        b.  Please revise your future filings to disclose how you determined that
            considering a future event is consistent with the guidance in SFAS 5 and
            SFAS 114 and specifically how this future event provides a more accurate
            estimate of probable incurred losses in your loan portfolio as of each balance
            sheet date.

        c.  If you do not consider anticipated loan portfolio growth in determining the
            allowance for loan losses, please revise future filings to more clearly disclose
            your loan loss methodology.

Item 9A(T) – Controls and Procedures, page 49

2.      It appears you have not disclosed the information required by Item 307 of
        Regulation S-X in accordance with the disclosure requirements of Item 9A(T) of
        Form 10-K.  In your response, please provide us with the assertions required by
        Item 307 of Regulation S-X.  Please confirm that you will provide this required
        disclosure in all future filings.

Exhibit 31 Section 302 Certifications

3.      We note that the identification of the certifying individuals at the beginning of the
        certifications required by Exchange Act Rule 13a-14(a) also include the title of
        the certifying individuals.  Please revise future filings to omit the individuals'
        title.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Note 2 – Securities, page 7

4.      You disclose that your trust preferred securities had an amortized cost of $986
        and a market value of $456 and that the present value of the projected cash flows
        from the securities is sufficient for full re-payment of the amortized cost of the
        security.  You disclose that you do not consider these securities to be other than

temporarily impaired as of September 30, 2008. Please address the following regarding those disclosures:

a.  Given the significance and severity of the impairment on your trust preferred securities, please tell us and consider revising future filings to disclose the current credit rating(s) of the securities.

b.  Please provide us with your full detailed impairment analysis that considers all available evidence.  Also, specifically identify and disclose in your future filings the events or factors to which you attribute the severity of the fair value decline and explain how you considered that in your impairment analysis.

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.


Sincerely,


Kevin W. Vaughn
Accounting Branch Chief